Exhibit 10.7

SEVERANCE AGREEMENT

This SEVERANCE AGREEMENT (the “Agreement”) is made this 10th day of October, 2011 by and between Global Brass & Copper, Inc. a Delaware corporation (the “Company”), and Scott B. Hamilton (“Executive”).

RECITALS:

WHEREAS, Executive accepted employment to serve as General Counsel of the Company reporting to the Chief Executive Officer (the “CEO”);

WHEREAS, the Company desires to assure the Executive that he will be paid a severance benefit in the event his employment with the Company terminates under certain circumstances and the parties intend this Severance Agreement to evidence the severance arrangement between the Company and Executive which shall supersede in its entirety any oral or written promise of severance made to the Executive.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and intending to be legally bound, the parties hereby agree as follows.

ARTICLE I

Employment and Termination

1.01	At Will Employment. Executive shall be and continue as an at will employee of the Company. The Executive shall be entitled to receive such compensation and benefits as the Board and management of the Company shall determine appropriate from time to time, subject to the rights that may be created in the Executive under the definition of Good Reason below. This Agreement is not a contract of employment and shall not be interpreted to change the Executive’s status as an employee at will of the Company. The purpose of this Agreement is to provide for payment of severance amounts in the event the Executive’s employment with the Company terminates under the specific terms and conditions set forth herein.

1.02

Severance. In the event of the occurrence of any Triggering Event (as hereinafter defined), and subject to Executive’s execution, delivery and nonrevocation of the general waiver and release of claims substantially in the form attached as Exhibit A hereto within fifty-five (55) days following a Triggering Event (the “Release Condition”), (A) the Company shall provide to Executive a lump sum severance payment (the “Severance Payment”) in immediately available funds in an amount equal to the sum of (i) one year of base pay at the highest rate of base salary payable to the Executive during the one year period immediately prior to the Triggering Event and (ii) the higher of (x) the Target Amount for the Executive for the Performance Period (as such terms are defined under the Global Brass & Copper, Inc. Incentive Compensation Plan (the “Bonus Plan”) in which the last day of employment occurs, (y) the annual bonus of the Executive averaged for the three years immediately prior to the year in which the last day of employment occurs and (z) the amount set forth on Exhibit B and (B) the Company will cause to be provided to the Executive coverage under or equal in value to the Company’ health plan, dental plan and life insurance plan and coverage to each dependent of the Executive covered under the health plan and dental plan immediately prior to the Triggering Event on the same terms and conditions as the Company provides such coverages to active employees and dependants and at a cost to the Executive per period of coverage equal to the periodic contribution amount charged to active employees for a period of one year or, if earlier, until the Executive secures comparable coverages under comparable terms and conditions under a successor employer’s health, dental and life plans. If the Executive has not secured comparable coverage under a successor employer’s health plan at the end of one year, the Executive’s rights under COBRA shall begin upon the loss of coverage after the one year continuation described in the preceding sentence. Payments and benefits of amounts which do not constitute nonqualified deferred compensation and are not subject to Section 409A (as defined below) shall commence five (5) days after the Release Condition is satisfied and payments and benefits which are subject to Section 409A shall commence on the 60th day after termination of employment (subject to further delay, if required pursuant to Section 3.11(b) below) provided that the Release Condition is satisfied. This severance payment and benefits shall be in lieu of any other severance payments or benefits available under the previously executed letter agreement or any severance policy or procedure of the Company. The severance amount shall be in lieu of and satisfaction of any amount otherwise payable under the Bonus Plan.

1.03	Accrued Payments. In addition to the Severance Payment, Executive shall be entitled to receive as soon as practicable, and in all events within 30 days following the date of the Triggering Event, (i) payment of any accrued but unpaid base salary and any accrued and unreimbursed business expenses in accordance with Company policy in each case accrued or incurred through the date of the Triggering Event, (ii) any payments, benefits or entitlements that are vested, fully and unconditionally earned pursuant to any Company plan, policy, program or arrangement or other agreement, other than those providing for severance, separation pay or salary continuation payments or benefits (collectively, the “Accrued Payments”).

1.04	Triggering Event. A Triggering Event shall be deemed to occur if the Company terminates the Executive’s employment with the Company without Cause or the Executive resigns for Good Reason.

1.05	Termination by the Company for Cause. For purposes of this Agreement, “Cause” shall mean (i) failure or refusal to perform the Executive’s duties as General Counsel of the Company after written notice from the CEO; (ii) willful misconduct or gross negligence in the performance of Executive’s duties to Company that has an adverse effect on the Company after receipt of at least one warning from the Company; (iii) intentional breach of a written covenant with or written policy of the Company relating to the use and preservation of intellectual property and/or confidentiality; (iv) being impaired by or under the influence of alcohol, illegal drugs or controlled substances while working or while on the property of the Company or any of its affiliated entities; (v) conviction of or plea of nolo contendre to a felony; or (vi) dishonest, disloyal or illegal conduct or gross misconduct which materially and adversely affects Executive’s performance or the reputation or business of the Company (it being agreed that a petty offense or a violation of the motor vehicle code shall not constitute Cause) provided, however, that prior to the determination that “Cause” under clause (i), (ii), (iii), (iv) or (vi) of this Section 1.05 has occurred, the Board shall (x) provide to the Executive in writing, in reasonable detail, the reasons for the determination that such “Cause” exists, (y) afford the Executive a thirty (30) day opportunity to remedy any such breach, if such breach is capable of being remedied during such 30 day period, and (z) provide Executive an opportunity to be heard prior to the final decision to terminate the Executive’s employment hereunder for such “Cause”. Notwithstanding the preceding sentence, the Board may terminate Executive without any advance notification if the “Cause” event is incapable of reasonably prompt cure or if the Board determines that its fiduciary duty requires such termination. The Board shall make any decision that “Cause” exists in good faith. For purposes of this Agreement, no act or failure to act on the Executive’s part shall be considered “willful” unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that her/his action or omission was in the best interests of the Company or any successor or affiliate. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company, or any successor or affiliate, shall be conclusively presumed to be done, or omitted to be done, in good faith and in the best interests of the Company, or any successor or affiliate thereof.

1.06	Resignation by the Executive for Good Reason. For purposes of this Agreement, “Good Reason” shall mean any of the following without the Executive’s prior written consent: (i) any change in title or reporting relationship that does not reasonably constitute a promotion; (ii) assignment of duties materially and adversely inconsistent with the Executive’s position as General Counsel of the Company and which results in a material diminution in such position, authority, duties or responsibilities as herein contemplated; (iii) any material diminution in base salary, bonus opportunity or benefits; (iv) any requirement that the Executive relocate his principal residence from his principal residence on the date hereof; or (v) John H. Walker ceases to be CEO for any reason; provided, however, that in each case the Company, has failed to cure the applicable circumstance within 30 days following written notice from Executive; and provided, further, that Executive must provide written notice of events claimed to constitute Good Reason within 60 days of the initial occurrence of such events. Executive shall not be entitled to terminate his employment for Good Reason with respect to specified events unless Executive tenders resignation for Good Reason within 30 days of the Company’s failure to cure.

1.07	Resignation from Other Positions on Termination. Executive acknowledges and agrees that effective as of the date of the Triggering Event, Executive shall be deemed to have resigned from any and all titles, positions and appointments Executive holds in the Company, or any of their subsidiaries or affiliates, whether as an officer, director, or employee, consultant, independent contract or otherwise. Executive agrees to execute such documents as the Company in its sole discretion, shall reasonably deem necessary to effect such resignations.

ARTICLE II

Executive’s Covenants and Agreements

In addition to any obligations the Executive may have with respect to the following subject matter under and covenant to or policy of the Company in effect on the date of the Employee’s termination of employment, the Executive agrees to the promises set forth in Sections 2.01, 2.02 and 2.03 as follows.

2.01	Confidentiality. During the term of this Agreement and continuing for a period of five (5) years subsequent to the expiration or termination of this Agreement, Executive shall maintain in the strictest confidence any and all information regarding the Company, and its affiliated organizations, regarding their methods of operations; contracts and agreements; financial information and financial statements; vendor, customer and marketing information and lists; policies and procedures; personnel, employment practices and conditions; marketing and strategic plans and initiatives; customer and supplier relationships; prices and contracts; price structure; cost structure; and any and all other information obtained directly or indirectly by Executive deemed by the Company or its affiliated organizations to be confidential (all of the foregoing shall be identified hereinafter as “Confidential Information”). Executive shall not disclose any portion of Confidential Information without the prior written consent of the Company. Executive shall limit his use of Confidential Information to the performance of his duties, responsibilities, and obligations pursuant to this Agreement and for no other purpose. Upon the termination of Executive’s employment with the Company, Executive shall promptly deliver to the Company all Confidential Information and correspondence, drawings, blueprints, manuals, letters, notes, notebooks, reports, flow-charts, programs, proposals and any other written documents containing Confidential Information.

2.02	Loyalty. Executive shall act with diligence and fidelity to the best of Executive’s ability in furtherance of the best interests of the Company and its affiliated organizations. During the term of Executive’s employment with the Company, or its affiliated organizations, including all extensions and renewals, and for a period of twenty-four (24) months thereafter, Executive shall not directly or indirectly recruit, persuade, or encourage employees, vendors, customers, or any other parties maintaining relationships with the Company or its affiliated organizations to terminate or modify their relationship in any way that would be detrimental to the Company or its affiliated organizations.

2.03	Noncompetition. During the term of Executive’s employment with the Company, or its affiliated organizations, including all extensions and renewals, and for a period of twelve (12) months thereafter, Executive shall not provide services, directly or indirectly, as an Executive, principal, partner, contractor, consultant, director, officer, shareholder, or otherwise to any business entity that competes with the Company in any of the principal markets in which the Company markets its products.

2.04	Consideration and Acknowledgements. Executive agrees that this Article II has been negotiated on an arms-length basis between the parties and represents material consideration relative to this Agreement. Executive acknowledges that Executive has entered into this Agreement knowingly and voluntarily after being given the opportunity to consult with independent counsel and has given careful consideration to the restraints imposed upon Executive by this Agreement, and is necessary for the protection of the Confidential Information, business strategies, employee and customer relationships and goodwill of the Company, and its subsidiaries and affiliates now existing or to be developed in the future. Executive expressly acknowledges and agrees that each restraint imposed by this Agreement is reasonable with respect to subject matter, time period and geographical area and Executive’s experience and capabilities are such that Executive has other opportunities to earn a livelihood and adequate means of support for Executive and Executive’s dependents while complying with the restrictive covenants contained in Sections 2.01, 2.02 and 2.03.

2.05	Nondisparagement. Executive shall not, whether in writing or orally, malign, denigrate or disparage the Company or its respective subsidiaries, affiliates, predecessors or successors, or any of the current or former directors, officers, employees, shareholders, partners, members, agents or representatives of any of the foregoing, with respect to any of their respective past or present activities, or otherwise publish (whether in writing or orally) statements that tend to portray any of the aforementioned parties in an unfavorable light. Nothing in this Section 2.05 shall or shall be deemed to prevent or impair Executive from pleading or testifying, to the extent that he reasonably believes his pleadings or testimony to be true, in any legal or administrative proceeding if such testimony is compelled or requested, or from otherwise complying with legal requirements.

ARTICLE III

Miscellaneous

3.01	Severability. If any term or provision of this Agreement or the application hereof to any person or circumstance shall to any extent be held invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each term and provision of this Agreement shall, notwithstanding said invalidity, remain valid and enforceable to the fullest extent permitted by law.

3.02	Entire Agreement/Amendment. This Agreement represents the entire agreement of the parties and supersedes all prior agreements and understandings, whether verbal or written, concerning severance compensation to be paid on or after the Executive’s termination of employment. This Agreement may be amended only by a written agreement signed by both parties. For the avoidance of doubt, this Agreement does not supersede the Halkos Holdings, LLC, Executive Equity Plan (the “Equity Plan”) or agreements executed in connection with the Equity Plan and the Executive shall have any rights he may have under the Equity Plan and agreements executed in connection with the Equity Plan.

3.03	Employer’s Remedies upon Breach. Executive acknowledges that the Company’s remedy at law for a breach by Executive of the provisions of the Agreement, including, but not limited to Article II hereof, will be inadequate. Accordingly, in the event of the breach or threatened breach by Executive of the provisions of this Agreement, including, but not limited to Article II hereof, the Company shall be entitled to injunctive relief in addition to any other remedy it may have.

3.04	Release and Waiver. Notwithstanding any other provision of this Agreement to the contrary, Executive acknowledges and agrees that any and all payments and benefits, other than the Accrued Payments, are conditioned upon and subject to the Executive’s satisfaction of the Release Condition.

3.05	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois. The parties hereto submit to the in personam jurisdiction of the federal and state courts in the District or county, respectively, in which Schaumburg, Illinois is situate and agree that such courts shall be the sole and exclusive forum for the resolution of any disputes between them.

3.06	Assignability. This Agreement is personal to the parties and may not be assigned by either of the parties without the prior written consent of the other party hereto.

3.07	Agreement Binding; Joint and Several Payment Obligations. This Agreement shall be binding upon and inure to the benefit of Executive’s heirs, executors, legal representatives, and permitted assigns and the successors and assigns of the Company. The obligations to make payments under the circumstances described in Article I shall be the joint and several obligations of the Company and each of its affiliated organizations.

3.08	Headings. The headings of this Agreement are for convenience of reference only and shall not affect the construction or interpretation of any of the provision hereof.

3.09	Waiver. No failure by either party to exercise any of such party’s rights or remedies hereunder and no custom or practice at variance with the terms hereof shall constitute a waiver or right to demand strict compliance with the terms of this Agreement at any time.

3.10	Notices. Any notice provided for or concerning this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or by United States Certified Mail – Return Receipt Requested and postage prepaid, addressed as follows:

To the Company:

Global Brass & Copper, Inc.

1901 N. Roselle Road, Suite 800

Schaumburg, IL 60195

Attention: Chief Executive Officer

Executive:

Scott B. Hamilton

[ADDRESS]

Either party may change its address for receipt of notices pursuant to this Agreement by providing written notice of such change to the other party pursuant to the provisions hereof.

3.11	Section 409A.

(a)	For purposes of this Agreement, “Section 409A” means Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (and such other Treasury or Internal Revenue Service guidance) as in effect from time to time. The parties intend that any amounts payable hereunder that could constitute “deferred compensation” within the meaning of Section 409A will be compliant with Section 409A. Notwithstanding the foregoing, Executive shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of Executive in connection with this Agreement (including any taxes and penalties under Section 409A), and neither the Company nor any of its Subsidiaries or Affiliates shall have any obligation to indemnify or otherwise hold Executive (or any beneficiary) harmless from any or all of such taxes or penalties.

(b)	Notwithstanding anything in this Agreement to the contrary, in the event that Executive is deemed to be a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) and Executive is not “disabled” within the meaning of Section 409A(a)(2)(C), no payments hereunder that are “deferred compensation” subject to Section 409A shall be made to Executive prior to the date that is six (6) months after the date of Executive’s “separation from service” (as defined in Section 409A) or, if earlier, Executive’s date of death. Following any applicable six (6) month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A that is also a business day. For purposes of Section 409A, each of the payments that may be made under Section 1.02 are designated as separate payments for purposes of Section 409A.

(c)	For purposes of this Agreement, with respect to payments of any amounts that are considered to be “deferred compensation” subject to Section 409A, references to “termination of employment” (and substantially similar phrases) shall be interpreted and applied in a manner that is consistent with the requirements of Section 409A.

(d)	To the extent that any reimbursements pursuant to this Agreement are taxable to Executive, any such reimbursement payment due to Executive shall be paid to Executive as promptly as practicable consistent with Company practice following Executive’s appropriate itemization and substantiation of expenses incurred, and in all events on or before the last day of Executive’s taxable year following the taxable year in which the related expense was incurred. The reimbursements pursuant to this Agreement are not subject to liquidation or exchange for another benefit and the amount of such benefits and reimbursements that Executive receives in one taxable year shall not affect the amount of such benefits or reimbursements that Executive receives in any other taxable year.

3.12	Withholding; Taxes. The Company may deduct and withhold from any amounts payable under this Agreement such federal, state, local, non-U.S. or other taxes as are required or permitted to be withheld pursuant to any applicable law or regulation.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused this Agreement to be executed the day and date first above written.

GLOBAL BRASS & COPPER, INC.

By:	/s/ John H. Walker
Title:	CEO

EXECUTIVE: /s/ Scott B. Hamilton
SCOTT B. HAMILTON

Exhibit A

WAIVER AND RELEASE OF CLAIMS

In connection with the termination of employment of Scott B. Hamilton (the “Executive”) by Global Brass & Copper, Inc. (the “Company”), pursuant to the severance agreement between the Executive and the Company (the “Severance Agreement”), the Executive agrees as follows:

1. Waiver and Release

(a)	As used in this Waiver and Release of Claims (this “Agreement”), the term “claims” shall include all claims, covenants, warranties, promises, undertakings, actions, suits, causes of action, obligations, debts, accounts, attorneys’ fees, judgments, losses and liabilities, of whatsoever kind or nature, both known and unknown, in law, equity or otherwise.

(b)	For and in consideration of the payments described in Section 1.02 of the Severance Agreement, the Executive, for and on behalf of the Executive and the Executive’s heirs, administrators, executors, and assigns, effective the Effective Date (as defined below), does fully and forever waive and release, remise and discharge the Company, its direct and indirect parents, subsidiaries and affiliates, their predecessors and successors and assigns, together with the respective officers, directors, partners, shareholders, employees, members, and agents of the foregoing (collectively, the “Group”) from any and all claims which the Executive had, may have had, or now has against the Company, the Group, collectively or any member of the Group individually, for or by reason of any matter, cause or thing whatsoever, including but not limited to any claim arising out of or attributable to the Executive’s employment or the termination of the Executive’s employment with the Company, and also including but not limited to claims of breach of contract, wrongful termination, unjust dismissal, defamation, libel or slander, or under any federal, state or local law dealing with discrimination based on age, race, sex, national origin, handicap, religion, disability or sexual preference. This release of claims includes, but is not limited to, all claims arising under the Age Discrimination in Employment Act of 1967, Title VII of the Civil Rights Act, the Americans with Disabilities Act, the Civil Rights Act of 1991, the Family Medical Leave Act, the Equal Pay Act, the New York Human Rights Law, the New York City Administrative Code, the Illinois or Ohio human relations act and all other federal, state and local labor and anti-discrimination laws, the common law and any other purported restriction on an employer’s right to terminate the employment of employees.

(c)	The Executive specifically releases all claims against the Group and each member thereof under the Age Discrimination in Employment Act of 1967 (the “ADEA”) relating to the Executive’s employment and its termination.

(d)	The Executive represents that the Executive has not filed or permitted to be filed against the Group, any member of the Group individually or the Group collectively, any lawsuit, complaint, charge, proceeding or the like, before any local, state or federal agency, court or other body (each, a “Proceeding”), and the Executive covenants and agrees that the Executive will not do so at any time hereafter with respect to the subject matter of this Agreement and claims released pursuant to this Agreement (including, without limitation, any claims relating to the termination of the Executive’s employment), except (i) as may be necessary to enforce this Agreement, (ii) to obtain benefits described in or granted under this Agreement, (iii) to seek a determination of the validity of the waiver of the Executive’s rights under the ADEA, or (iv) initiate or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission (“EEOC”). Except as otherwise provided in the preceding sentence, (x) the Executive will not initiate or cause to be initiated on the Executive’s behalf any Proceeding, and will not participate (except as required by law) in any Proceeding of any nature or description against any member of the Group individually or the Group collectively that in any way involves the allegations and facts that the Executive could have raised against any member of the Group individually or the Group collectively as of the date hereof and (y) the Executive waives any right the Executive may have to benefit in any manner from any relief (monetary or otherwise) arising out of any Proceeding.

2. Acknowledgment of Consideration. The Executive is specifically agreeing to the terms of this release because the Company has agreed to pay the Executive money and other benefits to which the Executive was not otherwise entitled under the Company’s policies or under the Severance Agreement (in the absence of providing this release). The Company has agreed to provide this money and other benefits because of the Executive’s agreement to accept it in full settlement of all possible claims the Executive might have or ever had, and because of the Executive’s execution of this Agreement.

3. Acknowledgments Relating to Waiver and Release; Revocation Period. The Executive acknowledges that the Executive has read this Agreement in its entirety, fully understands its meaning and is executing this Agreement voluntarily and of the Executive’s own free will with full knowledge of its significance. The Executive acknowledges and warrants that the Executive has been advised by the Company to consult with an attorney prior to executing this Agreement. The offer to accept the terms of the Agreement is open for forty five (45) days from the date the Executive receives the Agreement. The Executive shall have the right to revoke this Agreement for a period of seven days following the Executive’s execution of this Agreement, by giving written notice of such revocation to the Company. This Agreement shall not become effective until the eighth day following the Executive’s execution of it (the “Effective Date”).

4. Remedies. The Executive understands and agrees that if the Executive breaches any provisions of this Agreement, in addition to any other legal or equitable remedy the Company may have, the Company shall be entitled to cease making any payments or providing any benefits to the Executive under Section 1.02 of the Severance Agreement, and the Executive shall reimburse the Company for all its reasonable attorneys’ fees and costs incurred by it arising out of any such breach. The remedies set forth in this paragraph shall not apply to any challenge to the validity of the waiver and release of the Executive’s rights under the ADEA. In the event the Executive challenges the validity of the waiver and release of the Executive’s rights under the ADEA, then the Company’s right to attorneys’ fees and costs shall be governed by the provisions of the ADEA, so that the Company may recover such fees and costs if the lawsuit is brought by the Executive in bad faith. Any such action permitted to the Company by this paragraph, however, shall not affect or impair any of the Executive’s obligations under this Agreement, including without limitation, the release of claims in paragraph 1 hereof. The Executive further agrees that nothing herein shall preclude the Company from recovering attorneys’ fees, costs or any other remedies specifically authorized under applicable law.

5. No Admission. Nothing herein shall be deemed to constitute an admission of wrongdoing by the Company or any member of the Group. Neither this Agreement nor any of its terms shall be used as an admission or introduced as evidence as to any issue of law or fact in any proceeding, suit or action, other than an action to enforce this Agreement.

6. Governing Law. The terms of this Agreement and all rights and obligations of the parties hereto, including its enforcement, shall be interpreted and governed by the laws of the State of Illinois without regard to the principles of conflicts of laws of the State of Illinois or those of any other jurisdiction which could cause the application of the laws of any jurisdiction other than the State of Illinois.

IN WITNESS WHEREOF, Executive has hereunto set Executive’s hand as of the day and year set forth opposite the Executive’s signature below.

DATE	Scott B. Hamilton

Exhibit B

$0